SUB-ITEM 77C:  Submission of Matters to a Vote of Security Holders

	A special meeting of Credit Suisse Small Cap Growth Fund Inc.'s (the "Fund") shareholders was held on April 11, 2003 to elect eight directors to the Board of Directors of the Fund. The results of the votes tabulated at the special meeting are reported below.


Name of Director	For			Withheld

Richard H. Francis	2,176,762 shares	63,748 shares

Jack W. Fritz		2,176,759 shares	63,751 shares

Joseph D. Gallagher	2,178,521 shares	61,989 shares

Jeffrey E. Garten	2,174,280 shares	66,230 shares

Peter F. Krogh		2,174,065 shares	66,445 shares

James S. Pasman, Jr.	2,173,459 shares	67,051 shares

William W. Priest, Jr.	2,174,327 shares	66,183 shares

Steven N. Rappaport	2,179,230 shares	61,280 shares